EXHIBIT 21

JAKKS PACIFIC, INC. SUBSIDIARIES

Subsidiary	Jurisdiction
JAKKS Pacific (HK) Limited	Hong Kong
JAKKS Pacific (Shenzhen) Company	China
JAKKS Pacific (Asia) Limited	Hong Kong
A.S. Design Limited	Hong Kong
Play Along (Hong Kong) Limited	Hong Kong
Arbor Toys Company Limited	Hong Kong
Disguise Limited	Hong Kong
Kids Only Limited	Hong Kong
Tollytots Limited	Hong Kong
Moose Mountain Toymakers Limited	Hong Kong
Creative Designs International, Ltd.	Delaware
JAKKS Sales Corporation	Delaware
JAKKS Pacific (UK) Ltd.	United Kingdom
JKID Limited	United Kingdom
Disguise, Inc.	Delaware
Kids Only, Inc.	Massachusetts
JAKKS Pacific (Canada), Inc.	Canada
JAKKS Pacific France, S.A.S.	France
JAKKS Pacific Iberia, S.L.	Spain
Pacific Animation Partners LLC	Delaware
Moose Mountain Marketing, Inc.	New Jersey
Maui, Inc.	Ohio
DreamPlay Toys LLC	Delaware
JAKKS Pacific Trading Limited	Hong Kong
JAKKS Meishing Trading (Shanghai) Limited	China